Contact

www.linkedin.com/in/shaquilenoor
(LinkedIn)

Top Skills

Market Research

Investment Management

Deal Flow

Publications

The Convergence Ecosystem 2.0 -
Building the Decentralised Future

Decentralised Exchanges: What's
the point? - Part Two

Decentralised Exchanges: What's
the point? - Part One

Shaquile N.

Co-Founder & CTO at Yornest
London

Summary

Multi-Stack Developer

Programming Languages that I use commercially:
Swift, Java, Kotlin, JavaScript (TypeScript, React, React Native,
Node), Go.

Programming Languages that I use for fun: C++, C#, Python.

Query Languages, Databases, DevOps & Cloud Tech:
SQL (MySQL, PostgreSQL), NOSQL (Firebase, Firestore,
mongoDB), FQL, GraphQL, Networking (v1 & v2 i.e. HTTP/1
HTTP/2 UDP TCP), Google Cloud, REST + GraphQL, websockets,
AWS EC2, RDS, SAM, ELB (CLB/ALB/NLB), ASG, R53, Amplify,
AppSync. FaunaDB, Docker, ECS, App Engine. Hasura. Heroku.

Other Technologies that I have tried out:
neural networks; supervised/unsupervised machine learning;
pygame. design tools (Figma, AdobeXd), encryption/hashing tools
(E2E tools like E3Kit; hashing tools like Bcrypt & argon2), webhooks,
video

Experience

Yornest
Co-Founder & CTO
June 2020 - Present (1 year 11 months)

We Do All Tech
Developer
January 2014 - June 2020 (6 years 6 months)

apps:

1. Chekmate - Dating App (NodeJS + TypeScript + Cloud)

2. STiMUL-i - Media Editing Software App (iOS Swift) [on behalf of Body Religion Ltd.]
3. EaterEase - Fast Food App (Android Kotlin)
4. HobbySpace - Service Listing App (React Native + NodeJS/Cloud)
5. Tuwo - Social Media App (React Native + NodeJS/Cloud)
6. Forbes PS - Education App (iOS Swift & Android Kotlin + NodeJS/TypeScript/Cloud)

Some sites I've done with WDAT agency:
Www.vendly.com
https://eldwin.com
https://blockstartproject.eu/
https://subsun.co.uk
https://5core.co.uk
https://welovecycles.com
https://www.addastories.org
https://pricc.wedoalltech.com
https://dynamicdevsolutions.wedoalltech.com
https://northtynesidecarersresource.com
https://pinkmarmaladegin.co.uk
https://pinkmarmalade.co.uk
https://londontypewriters.com
https://myappvisor.com
https://terracottaprints.co.uk

Outlier Ventures
Analyst
November 2017 - June 2018 (8 months)

Outlier Ventures is a venture capital firm that invests in the convergence of decentralised infrastructure enabling technologies such as AI, IoT, 3D Printing, Robotics and Mixed Reality.

Research & Domain Expertise
- Co-authored Outlier Ventures Digital Convergence Strategy, Link: https://goo.gl/5BkK6B
- Co-writer of the Outlier Ventures monthly report
- Heading thought leadership pieces to inform the company's digital strategy. Links available in publications section of my LinkedIn.
- Co-writer of the Outlier Ventures monthly 'State of Tokens' and quarterly 'State of Blockchain' reports

- Analyse fundraising trends, distribution models and technology across blockchain, AI, and other technologies
- Responsible for blockchain ecosystem mapping in one of the world's most comprehensive public databases on blockchain startups: https://outlierventures.io/token-tracker/ // https://outlierventures.io/startup-tracker/
- Contribute across full investment cycle, from identification through to various criteria assessment and final decision making
- involved in the promotion of key deliverables and portfolio companies

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Education

University of York
Master of Science · (2016 - 2017)

University of York
BA · (2013 - 2016)